                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    DVI, INC.
          (Name of Subject Company (Issuer) and Filing Person (Issuer))



                 9 1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               STEVEN A. GARFINKEL
                                 2500 YORK ROAD
                           JAMISON, PENNSYLVANIA 18929
                                 (215) 488-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                                  JOHN A. HEALY
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                            -------------------------

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                                       AMOUNT OF FILING FEE
    $13,750,000*                                                  $2750**

     * Estimated solely for purposes of calculating the amount of the filing fee. Pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, this amount is the book value as of May 31, 2001 of the maximum amount of 9 1/8% Convertible Subordinated Notes due 2002 that may be received by the Registrant from tendering holders in the exchange offer.

     **This amount, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [_] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_]  third-party tender offer subject to Rule 14d-1.

          [X]  issuer tender offer subject to Rule 13e-4.

          [_]  going-private transaction subject to Rule 13e-3.

          [_]  amendment to Schedule 13D under Rule 13d-2.


          Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO is being filed by DVI, Inc., a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act in connection with its offer to exchange any or all of its outstanding 9-1/8% Convertible Subordinated Notes due 2002 for its newly issued 9-1/8% Convertible Subordinated Notes due 2004, upon the terms and subject to the conditions set forth in the Offering Circular filed as Exhibit 12(a)(1) to this Schedule TO, the Form of Acceptance filed as Exhibit 12(a)(2) to the Schedule TO and the Note Exchange Agreement filed as Exhibit 12(a)(3) to this Schedule TO. In this Schedule TO, the 9-1/8% Convertible Subordinated Notes due 2002 are referred to as the "Old Convertible Notes" and the 9-1/8% Convertible Subordinated Notes due 2004 are referred to as the "New Convertible Notes."


ITEM 1.  SUMMARY TERM SHEET.


         The information set forth in the section of the Offering Circular entitled "Summary" is incorporated herein by reference.


 ITEM 2.  SUBJECT COMPANY INFORMATION.


         (a) The name of the subject company is DVI, Inc., a Delaware corporation ("DVI"). DVI's executive offices are located at 2500 York Road, Jamison, Pennsylvania 18929. DVI's main telephone number is (215) 488-5000.

         (b) The subject class of securities are the 9-1/8% Convertible Subordinated Notes due 2002 issued by DVI. The Old Convertible Notes may be converted at the option of each holder into shares of DVI's common stock, par value $.005 per share ("Common Stock"). At the date of this Schedule TO, $13,750,000 aggregate principal amount of the Old Convertible Notes is outstanding. The Old Convertible Notes are convertible into approximately 1,322,115 shares of Common Stock. As of June 21, 2001, 14,336,271 shares of DVI common stock were outstanding.

         (c) The information set forth in the Offering Circular in Section
4 ("Certain Information Concerning the Company") under the caption "Market Price and Trading Data" is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.


         (a) DVI, Inc. is the filing person and subject company. The business address and telephone number of DVI are set forth under Item 2(a) of this Schedule TO.


ITEM 4.  TERMS OF THE TRANSACTION.


         (a)(1)(i) - (viii), (x), (xii) The information set forth in the Offering Circular in Section 1 ("Terms of the Offer"), Section 2 ("Certain United States Federal Income Tax Consequences of the Offer") and Section 5 ("Summary Comparison of Old Convertible Notes and New Convertible Notes") is incorporated herein by reference.


         (b) The information set forth in the Offering Circular in Section 3 ("Background of the Offer") is incorporated herein by reference.


ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


         (e) The information set forth in the Offering Circular in Section 3 ("Background of the Offer") is incorporated herein by reference.

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

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


         (a)-(c) The information set forth in the Offering Circular in Section 3 ("Background of the Offer") is incorporated herein by reference.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         (a),(d) Not applicable.


         (b) The information set forth in the Offering Circular in Section 1 ("Terms of the Offer") is incorporated herein by reference.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


         The information set forth in the Offering Circular in Section 3 ("Background of the Offer") is incorporated herein by reference.


ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.


         Not applicable.


ITEM 10.  FINANCIAL STATEMENTS.


         The information set forth or incorporated by reference into the Offering Circular in or pursuant to Section 4 ("Certain Information Concerning the Company") is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

         Not applicable.

ITEM 12.  EXHIBITS.

         (a)(1) Offering Circular dated June 27, 2001

         (a)(2) Form of Acceptance

         (a)(3) Form of Note Exchange Agreement

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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2001

                                    DVI, Inc.

                                    /s/ Michael A. O'Hanlon
                                    -------------------------------------
                                    Name:  Michael A. O'Hanlon
                                    Title: President and Chief Executive Officer


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